Exhibit 99.1

UNITED STATES OF AMERICA

DEPARTMENT OF THE TREASURY

OFFICE OF THE COMPTROLLER OF THE CURRENCY

In the Matter of:	)
)
TD Bank, N.A.	)	AA-ENF-2024-77
Wilmington, DE	)
)
TD Bank USA, N.A.	)
Wilmington, DE	)
)

CONSENT ORDER

WHEREAS, the Office of the Comptroller of the Currency (“OCC”) has supervisory authority over TD Bank, N.A., Wilmington, Delaware and TD Bank USA, N.A., Wilmington, Delaware (collectively “Bank”);

WHEREAS, the OCC intends to initiate cease and desist proceedings against the Bank pursuant to 12 U.S.C. § 1818(b), through the issuance of a Notice of Charges, for violating laws and regulations, including 12 C.F.R. § 21.21 (Bank Secrecy Act/anti-money laundering (BSA/AML) program violation), 12 C.F.R. § 21.11 (suspicious activity report violations), 31 C.F.R. § 1010.312 (currency transaction report violations), 31 C.F.R. § 1020.210(a)(2)(v) (customer due diligence violation), and recklessly engaging in unsafe or unsound practices related to the Bank’s BSA/AML Compliance Program (BSA/AML Program);

WHEREAS, the Bank has pursued growth without ensuring that it had established and maintained an adequate BSA/AML Program;

WHEREAS, the Bank needs to make a robust investment in remediation and BSA/AML compliance going forward;

WHEREAS, the Bank has begun corrective action and has committed to taking all necessary and appropriate steps to remedy the deficiencies identified in this Order.

WHEREAS, in the interest of cooperation and to avoid additional costs associated with administrative and judicial proceedings with respect to the above matter, the Bank, by and through its duly elected and acting Board of Directors (“Board”), consents to the issuance of this Consent Order (“Order”), by the OCC through the duly authorized representative of the Comptroller of the Currency (“Comptroller”); and

NOW, THEREFORE, pursuant to the authority vested in the OCC by Section 8(b) of the Federal Deposit Insurance Act, as amended, 12 U.S.C. § 1818(b), the OCC hereby orders that:

ARTICLE I

JURISDICTION

(1) The Bank is an “insured depository institution” as that term is defined in 12 U.S.C. § 1813(c)(2).

(2) The Bank is a national banking association within the meaning of 12 U.S.C. § 1813(q)(1)(A), and is chartered and examined by the OCC. See 12 U.S.C. § 1 et seq.

(3) The OCC is the “appropriate Federal banking agency” as that term is defined in 12 U.S.C. § 1813(q) and is therefore authorized to initiate and maintain this cease and desist action against the Bank pursuant to 12 U.S.C. § 1818(b).

ARTICLE II

COMPTROLLER’S FINDINGS

The Comptroller finds, and the Bank neither admits nor denies, the following:

(1) The Bank failed to develop and provide for the continued administration of a BSA/AML Program reasonably designed to assure and monitor compliance with the BSA and its implementing regulations, in violation of 12 C.F.R. § 21.21. Deficiencies in the Bank’s BSA/AML Program included deficiencies related to: internal controls and risk management practices; risk assessments; customer due diligence; customer risk ratings; suspicious activity identification, evaluation, and reporting; governance; staffing; independent testing; and training, among others.

(2) The Bank had significant, long-standing, systemic breakdowns in its transaction monitoring program.

(3) Since at least 2020, the Bank processed hundreds of millions of dollars worth of transactions with clear indicia of highly suspicious activity, creating a potential for significant money laundering, terrorist financing, or other illicit financial transactions. The Bank repeatedly failed to take appropriate and timely corrective action to address the highly suspicious activity and failed to properly emphasize BSA/AML compliance.

(4) The Bank had a systemic breakdown in its policies, procedures, and processes to identify and report suspicious activity, and a pattern or practice of noncompliance with the SAR filing requirement, resulting in numerous violations of 12 C.F.R. § 21.11 (suspicious activity report violations).

(5) The Bank violated 31 C.F.R. § 1010.312 (currency transaction report violations) on numerous occasions.

(6) The Bank failed to implement appropriate risk-based procedures for conducting ongoing customer due diligence in violation of 31 C.F.R. § 1020.210(a)(2)(v).

(7) The Bank recklessly engaged in unsafe or unsound practices related to the Bank’s BSA/AML Program.

(8) The Bank’s violations and recklessly unsafe or unsound practices were part of a pattern, and caused and are likely to cause more than a minimal loss to the Bank.

ARTICLE III

COMPLIANCE COMMITTEE

(1) Within fifteen (15) days of the effective date of this Order, the Board shall appoint a Compliance Committee of at least three (3) members of which a majority shall be directors who are not employees or officers of the Bank or any of its subsidiaries or affiliates. The Board shall submit in writing to the Examiner-in-Charge the names of the members of the Compliance Committee within ten (10) days of their appointment. In the event of a change of the membership, the Board shall submit in writing to the Examiner-in-Charge within ten (10) days the name of any new or resigning committee member. The Compliance Committee shall monitor and oversee the Bank’s compliance with the provisions of this Order. The Compliance

Committee shall meet at least quarterly and maintain minutes of its meetings.

ARTICLE IV

BSA/AML ACTION PLAN

(1) Within one-hundred twenty (120) days of the effective date of this Order, the Bank shall submit to the Examiner-in-Charge for review and prior written determination of no supervisory objection an acceptable written plan detailing the remedial actions necessary to achieve and sustain compliance with the BSA, as amended (31 U.S.C. § 5311 et seq.), the regulations promulgated thereunder, and the substantive requirements of Articles V through XVI of this Order and to address all BSA/AML deficiencies, violations and corrective actions communicated to the Bank (“BSA/AML Action Plan”).

(2) The BSA/AML Action Plan shall include at a minimum:

(a)	a description of the corrective actions needed to achieve compliance with Articles V through XVI of this Order;

(b)	reasonable and well-supported timelines for completing the corrective actions required by Articles V through XVI of this Order; and

(c)	the person(s) responsible for completing the corrective actions required by Articles V through XVI of this Order.

(3) thirty (30) days following receipt of the Examiner-in-Charge’s written determination of no supervisory objection to the BSA/AML Action Plan or to any subsequent amendment to the BSA/AML Action Plan, the Board shall adopt and Bank management, subject to Board review and ongoing monitoring, shall immediately implement and thereafter ensure adherence to the BSA/AML Action Plan. The Board shall review the effectiveness and progress of the BSA/AML Action Plan at least annually and no later than the end of the July 31st fiscal quarter, and more frequently if necessary or if required by the OCC in writing, and amend the BSA/AML Action Plan as needed or directed by the OCC. The Board shall reflect its review of the BSA/AML Action Plan in official meeting minutes and provide a copy of the meeting minutes to the Examiner-in-Charge within 30 days following the review.

(4) In the event the Examiner-in-Charge requires changes to the BSA/AML Action Plan, the Bank shall promptly incorporate the required changes into the BSA/AML Action Plan and submit the revised BSA/AML Action Plan to the Examiner-in-Charge for review and prior written determination of no supervisory objection.

(5) The Bank shall not take any action that will cause a significant deviation from, or material change to, the BSA/AML Action Plan that has received a written determination of no supervisory objection from Examiner-in-Charge without a prior written determination of no supervisory objection from the Examiner-in-Charge.

(6) Upon written request by the Examiner-in-Charge, the Bank shall modify the Action Plan to address deficiencies in Matters Requiring Attention if the Examiner-in-Charge determines that such deficiencies substantially relate to Articles V through XVI of this Order.

(7) Where the Bank considers modifications to the BSA/AML Action Plan appropriate, the Bank shall submit a revised BSA/AML Action Plan containing the proposed modifications to the Examiner-in-Charge for review and prior written determination of no supervisory objection. Upon receipt of a written determination of no supervisory objection from the Examiner-in-Charge, the Board shall timely adopt the revised BSA/AML Action Plan and verify that Bank management has timely implemented all corrective actions required by this Order. Bank management, subject to Board review and ongoing monitoring, shall thereafter ensure adherence to the revised BSA/AML Action Plan, including the timelines set forth within the revised BSA/AML Action Plan.

(8) Within one hundred and twenty (120) days of receiving written determination of no supervisory objection to the BSA/AML Action Plan , and thereafter within thirty (30) days after the end of each Bank fiscal quarter, the Bank shall prepare, and shall submit to the Board, a written BSA/AML Action Plan progress report setting forth in detail:

(a)	the specific corrective actions undertaken to comply with each Article of this Order;

(b)	the results and status of the corrective actions; and

(c)

a description of the outstanding corrective actions needed to achieve compliance with each Article of this Order, the party or parties responsible for the completion of outstanding corrective actions, and the timelines for completion of outstanding corrective actions.

(9) The Board shall forward a copy of the report, with any additional comments by the Board, to the Examiner-in-Charge within ten (10) days of the first Board meeting following the Board’s receipt of such report. If any independent assessment or review was completed regarding the Bank’s BSA/AML Program or any component of the BSA/AML Program, pursuant to this Order or otherwise, during the period of the progress report, the Board shall also include a copy of any written documentation setting forth the findings or recommendations of the independent assessment or review.

ARTICLE V

BSA/AML PROGRAM ASSESSMENT AND REMEDIATION

(1) Within sixty (60) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall submit, for review and prior written determination of no supervisory objection, the name, qualifications, and engagement terms of a proposed independent, third-party consultant (“Independent Consultant”) to conduct an end-to-end review and assessment of the Bank’s BSA/AML Program and then provide a written report on the Bank’s BSA/AML Program. The Bank’s submission shall include a proposed scope and timeline for completion of the BSA/AML Program assessment that address the requirements of paragraph (2) of this Article. The Bank’s submission shall address in detail the consultant’s specialized expertise in BSA/AML. Refer to “Use and Review of Independent Consultants in Enforcement Actions: Guidance for Bankers,” Nov. 12, 2013 (OCC Bulletin 2013-33).

(2) The purpose of the review is to conduct an end-to-end assessment of the Bank’s BSA/AML Program and to ensure the BSA/AML Program is commensurate with the Bank’s risk profile.

(3) Within thirty (30) days following receipt of the Examiner-in-Charge’s written determinations of no supervisory objection to the proposed Independent Consultant and the scope and timeline for completion of the consultant’s review, the Board shall enter into a written agreement with the consultant, consistent with the requirements of this Article, to conduct the end-to-end assessment of the Bank’s BSA/AML Program. The proposed written agreement, and any proposed amendments to it, shall be submitted to the Examiner-in-Charge for review and prior written determination of no supervisory objection. Upon execution, a copy of that written agreement, and any subsequent amendments thereto, shall be provided to the Examiner-in-Charge.

(4) Upon execution of the written agreement with the Independent Consultant, Bank management, subject to Board review and ongoing monitoring, shall timely provide all information requested by the consultant.

(5) Within thirty (30) days of completion of the end-to-end assessment of the Bank’s BSA/AML Program, the Independent Consultant shall provide the Board with a written report that identifies any gaps and deficiencies in the Bank’s BSA/AML Program and ensures the Bank is in compliance with U.S. laws and regulation. The report shall include the Independent Consultant’s written conclusions about the effectiveness of each component of the BSA/AML Program. The Board shall reflect its review of the written report in official meeting minutes and provide a copy of the meeting minutes to the Examiner-in-Charge within 30 days following the review.

(6) When providing the written report to the Board, the Independent Consultant shall, at the same time, directly provide a copy of the written report of the findings and recommendations from the end-to-end assessment of the Bank’s BSA/AML Program to the Examiner-in-Charge. All supporting materials and work papers associated with the end-to-end assessment of the Bank’s BSA/AML Program [as well as personnel of the Independent Consultant] shall be made available to the OCC upon written request.

(7) The Bank shall ensure effective remediation of any identified gaps and deficiencies. The Bank shall incorporate its plan to implement effective remediation of any identified gaps and deficiencies into the Action Plan required by Article IV of the Order.

ARTICLE VI

LIMITS ON GROWTH

(1) As of the last day of the first full calendar quarter following the date of this Order and the last day of each quarter thereafter, the Bank shall not take any action that would cause the average of the Bank’s total consolidated assets for the current calendar quarter and the immediate preceding calendar quarter to exceed the total consolidated assets reported as of September 30, 2024.

(2) For the purposes of this Order, total consolidated assets shall be defined as the combined total assets of TD Bank, N.A. and TD Bank USA, N.A. as reported in the Consolidated Reports of Condition and Income for a Bank with Domestic and Foreign Offices on line 12 of Schedule RC – Balance Sheet (for TD Bank, N.A.) and in the Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only on line 12 of Schedule RC – Balance Sheet (for TD Bank USA, N.A.).

(3) The restrictions of paragraph (1) of this Article shall continue in force and effect until the Bank achieves compliance with all actionable Articles of this Order and the Order is terminated by the OCC. However, the Deputy Comptroller may, at the Deputy Comptroller’s discretion, temporarily suspend the asset limit pursuant to this Article in light of unusual circumstances at the Bank.

(4) If the Bank fails to meet the deadline for compliance with all actionable Articles in this Order, as established in the BSA/AML Action Plan to which the Examiner-in-Charge provided a written determination of no supervisory objection, the Deputy Comptroller may, at the Deputy Comptroller’s discretion, require the Bank to reduce its total consolidated assets by up to 7% from its total consolidated assets as reported as of the most recent calendar quarter.

(5) Within thirty (30) days of the date the Bank receives written notification from the Deputy Comptroller that it has failed to meet the deadline for compliance with all actionable Articles in this Order and that it must reduce its total consolidated assets, the Bank shall submit to the Examiner-in-Charge for review and prior written determination of no supervisory objection an acceptable written plan for reducing its total consolidated assets by the amount required by the Deputy Comptroller. The Bank shall have 60 days to reduce its total consolidated assets from the date the Bank receives a written determination of no supervisory objection to its written plan for reducing its total consolidated assets by the amount required by the Deputy Comptroller pursuant to Paragraph (4).

(6) For each successive year after the written notification described in paragraph (4) of this Article that the Bank continues to be in noncompliance with this Order, the Deputy Comptroller may, at the Deputy Comptroller’s Discretion, require the Bank to reduce its total consolidated assets by an additional amount, up to an additional 7%, from its total consolidated assets as reported as of the most recent calendar quarter. The timing and plan submission requirements for each successive year’s asset reduction shall conform to the timing and plan submission requirements in Paragraphs (4) and (5) of this Article.

ARTICLE VII

PRIORITIZATION OF EXPENDITURE ON REMEDIATION

(1) To ensure adequate resources are allocated to the remediation required by this Order, prior to declaring or paying dividends, engaging in share repurchases, or making any other capital distribution, the Board shall certify in writing to the Examiner-in-Charge that the Bank has allocated appropriate resources and staffing to the remediation required by this Order. The Board shall submit the certification to the Examiner-in-Charge at least 30 days prior to the proposed declaration or payment, repurchase, or distribution and contain, at a minimum: (i) a detailed description of and justification for the Bank’s current allocation of compliance resources related to this Order; (ii) a detailed description of the Bank’s timely progress in satisfying the remediation outlined in the plans and programs required by this Order; (iii) whether the Bank anticipates increasing or decreasing resources allocated for the remediation required by this Order; and (iv) the identification of the source of funding for the proposed payment or distribution.

ARTICLE VIII

NEW PRODUCTS, SERVICES, BRANCHES, AND MARKETS

(1) Within one hundred fifty (150) days of the effective date of the Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall submit to the Examiner-in-Charge for review and prior written determination of no supervisory objection, improved policies and procedures for evaluating the BSA/AML risks posed by adding a new product or service and ensuring the Bank has adequate controls to mitigate such risks.

(2) Until the Bank receives a written determination of no supervisory objection to the Bank’s improved policies and procedures for evaluating BSA/AML risks pursuant to Paragraph (1) of this Article, the Bank shall not add any new product or service, without a prior written determination of no supervisory objection from the Examiner-in-Charge.

(3) After the Bank receives a written determination of no supervisory objection pursuant to Paragraph (1) of this Article, the Bank shall not add any new medium- or high-BSA/AML risk product or service without:

(a)	evaluating the BSA/AML risks posed by adding a new product or service;

(b)	ensuring the Bank has adequate controls to mitigate such risks; and

(c)	receiving a prior written determination of no supervisory objection from the Examiner-in-Charge.

(4) The Bank shall not open any new branch (including a loan production office or a deposit production office) or enter any new market without receiving a written determination of no supervisory objection from the Examiner-in-Charge.

(5) The Bank shall make any request for prior written determination of no supervisory objection under this Article in writing to the Examiner-in-Charge.

ARTICLE IX

BSA/AML OFFICER AND STAFFING

(1) Within fifteen (15) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided no supervisory objection, the Board shall ensure that the Bank maintains, at all times, a qualified BSA Officer vested with sufficient independence, authority, stature, and resources to fulfill the duties and responsibilities of the position and ensure compliance with the requirements of the BSA and its implementing regulations. The BSA Officer shall provide timely and accurate periodic reporting to the Board and senior management about the status of the Bank’s BSA/AML program, including compliance with the BSA and this Order, including the BSA/AML Action Plan.

(2) In the event that the Bank’s BSA Officer position is vacated, the Board shall promptly appoint a new BSA Officer. Prior to appointing a new BSA Officer, the Board shall submit to the Examiner-in-Charge the following information for a prior written determination of no supervisory objection to appoint the individual as BSA Officer:

(a)

the information sought in the “Changes in Directors and Senior Executive Officers” and “Background Investigations” booklets of the Comptroller’s Licensing Manual, together with a legible fingerprint card for the proposed BSA Officer;

(b)	a written statement of the Board’s reasons for selecting the proposed BSA Officer; and

(c)	a written description of the proposed BSA Officer’s duties and responsibilities.

(3) A prior written determination of no supervisory objection to the proposed individual shall not constitute an approval or endorsement of the proposed individual. In addition, the requirement to submit information and the prior written no supervisory objection provisions of this paragraph are based on the authority of 12 U.S.C. § 1818(b)(6)(E) and do not require the Examiner-in-Charge to complete the review and act on any such information within ninety (90) days.

(4) The Board shall ensure that the Bank has sufficient managers and staff with appropriate skills and expertise needed to support the BSA Officer and the Bank’s BSA/AML program and that such managers and staff are vested with sufficient authority to fulfill their respective duties and responsibilities.

(5) Once the Independent Consultant completes its end-to-end review and assessment of the Bank’s BSA/AML Program, the Board shall thereafter ensure that an annual review of the adequacy of the Bank’s BSA Officer and supporting staff is conducted and shall document its determinations in writing. The review shall evaluate and consider the effectiveness of the following:

(a)	the leadership, knowledge, training, and skills of the BSA Officer and staff;

(b)	the position description of the BSA Officer to reflect the scope, complexity, and accountability of the work performed;

(c)	the oversight and governance structures for BSA staff, including whether the Board and Bank management have the necessary knowledge to effectively oversee the Bank’s compliance with the BSA; and

(d)

the staffing levels for the BSA/AML compliance function (as well as any group that has BSA/AML responsibility, including technology), consistent with the Bank’s money laundering, terrorist financing, and other illicit financial activity risk assessment, including anticipated risks from new or expanded lines of business, products, and services, and the effectiveness of the Bank’s BSA/AML program.

Upon completion, this review must be submitted to the Examiner-in-Charge.

(6) The Board shall ensure that the Bank implements any changes that are needed in the Bank’s BSA Officer and supporting staff, including their responsibilities, authority, stature, structure, independence, competencies, or capabilities. In particular, the Board shall ensure that the BSA Officer and supporting staff have sufficient training, authority, resources, and skill to perform their assigned responsibilities. The Board shall further ensure that it and Bank management have the necessary knowledge to effectively oversee the Bank’s compliance with the BSA and that management information systems are effective. The Board shall also ensure that there are clear lines of authority and responsibility for the Bank’s BSA/AML compliance function and staff, including giving the BSA Officer the ultimate accountability for and authority over all U.S. AML Program components.

(7) The Board shall ensure that Bank policies and procedures clearly outline the BSA/AML responsibilities and accountability of senior managers and line of business employees, including but not limited to, compliance, business development, internal audit, and relationship managers. The Board shall also ensure that performance evaluation process for senior managers and line of business managers incorporates BSA/AML compliance.

ARTICLE X

BSA/AML TRAINING

(1) Within one-hundred (120) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided no supervisory objection, the Bank shall develop and implement an effective BSA/AML Training Program. Refer to the FFIEC Bank Secrecy Act/Anti-Money Laundering Examination Manual: “BSA/AML Training” (Rev. March 2020).

(2) The BSA/AML Training Program shall include, at a minimum:

(a)

relevant and appropriate periodic training for all Board members and all Bank personnel, including operational and technology personnel, with BSA/AML responsibility, which shall be based on the individual’s job-specific duties and responsibilities, and which shall specifically address:

(i)	the Bank’s BSA/AML policies and procedures;

(ii)	regulatory requirements and guidance and the Bank’s money laundering, terrorist financing, and other illicit financial activity risk profile, and any changes thereto;

(iii)	high-risk customers;

(iv)	unusual transaction referrals and red flags;

(v)	suspicious activity monitoring, investigation, and reporting;

(vi)	account relationship policies and procedures;

(vii)	changes to the AML risk assessment methodology for risk assessment staff; and

(viii)	high-risk activities.

(b)	appropriate training for other personnel outside the Bank’s BSA/AML compliance function based on the individual’s job-specific duties and responsibilities, and which shall specifically address:

(i)	completion of unusual transaction referrals;

(ii)	identification of red flags of money laundering, terrorist financing, and other illicit financial activity; and

(c)

strategies for mandatory attendance (including dedicated time for completion), the frequency of training, procedures, timing for updating the training program and materials, the method for delivering training, and procedures to ensure employee training completion is tracked and documented; and

(d)	confirming that third parties performing BSA/AML compliance functions receive sufficient and ongoing training to perform their tasks effectively.

ARTICLE XI

BSA/AML INTERNAL CONTROLS

(1) Within one-hundred (120) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall develop and implement an effective program to identify and control the risks associated with money laundering and terrorist financing and other illicit financial activity, and to achieve and maintain compliance with the BSA (“BSA/AML Internal Control Program”). Refer to the FFIEC Bank Secrecy Act/Anti-Money Laundering Examination Manual: “BSA/AML Internal Controls” (Rev. March 2020).

(2) The Bank’s BSA/AML Internal Control Program shall include, at a minimum:

(a)	detailed, accurate documentation of personnel roles and responsibilities;

(b)

policies and procedures for periodically updating the Bank’s money laundering, terrorist financing, and other illicit financial activity BSA risk assessment methodology to cover the risks associated with current, or subsequently proposed, Bank products, services, customers, entities, and geographies served, and including the dollar volume, number, and countries associated with Bank products, services, customers, and transactions;

(c)	policies and procedures to ensure unusual transaction referrals are complete, consistent, and provide sufficient detail;

(d)	policies and procedures for the review, analysis, and oversight of the unusual transaction referral information, which includes trends, patterns, and emerging risks;

(e)

appropriate risk-based transaction limits for Bank products and services, consistent with the Bank’s risk appetite and ongoing testing to ensure that customers and staff comply with Bank-imposed requirements applicable to those transactions;

(f)

effective management information systems (inclusive of reporting), commensurate with the Bank’s size and risk profile, that provide timely and accurate periodic written reports to management and the Board of the status of the Bank’s BSA/AML program, including, but not limited to, trends in SAR and other filings, alert and investigation volumes, and compliance with the BSA and this Order;

(g)	procedures for testing and ensuring risk assessment reports include sufficient analysis and support for the conclusions provided in the various risk assessment reports;

(h)	policies and procedures to ensure senior managers are reviewing reports, following up (if appropriate), and escalating customer activity for investigation as needed;

(i)

policies and procedures for cash management and cash shipment risk management, including policies and procedures to review, identify, and escalate unusual cash activities to the relevant stakeholders; and

(j)

policies and procedures for ensuring the development and implementation of an effective second-line BSA/AML testing function, including effective methodology and testing personnel with the requisite BSA/AML technical skills.

ARTICLE XII

CUSTOMER DUE DILIGENCE AND RISK IDENTIFICATION

(1) Within one-hundred twenty (120) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall develop and implement an effective customer due diligence program to ensure appropriate collection and analysis of customer information when opening new accounts, when renewing or modifying existing accounts for customers, and when the Bank obtains event-driven information indicating that it would be prudent to obtain updated information in order to understand the nature of its customer relationships and generate and maintain an accurate customer risk profile (“CDD Program”). The CDD Program shall also ensure the Bank operates in accordance with applicable law and regulations, including regulations addressing customer due diligence (“CDD”), and be consistent with the Bank’s money laundering, terrorist financing and other illicit financial activity risk. Refer to the FFIEC Bank Secrecy Act/Anti-Money Laundering Examination Manual: “Customer Due Diligence” (Rev. May 2018).

(2) The Bank’s CDD Program shall include, at a minimum:

(a)	clear definitions of low-, moderate-, and high-risk customers;

(b)

a methodology for assigning defined risk levels to the customer base that considers the customer’s entire relationship and appropriate factors such as type of customer; purpose of the account; geographic location; and the expected account activity by type of service used, including the volume, velocity, and frequency by dollar amount and number;

(c)	a customer risk rating model validation of the Bank’s methodology for assigning defined risk levels;

(d)

risk-based requirements to collect, maintain, and update all information necessary to establish an accurate customer risk profile and facilitate ongoing monitoring to identify and report suspicious activity;

(e)

procedures that contain a clear statement of management’s and staff’s responsibilities, including procedures, authority, and responsibility for reviewing and approving changes to a customer’s risk profile, as applicable;

(f)	procedures to ensure staff responsible for gathering CDD information have sufficient authority, training, and skills to perform their assigned responsibilities;

(g)	procedures for identifying and timely remediating instances where required CDD information is missing or incomplete;

(h)	procedures to enforce timely consequences when customers fail to provide the required CDD information;

(i)

procedures to maintain an accurate and complete list of high-risk and moderate-risk customers that identifies current customers and accounts exhibiting high-risk characteristics for money laundering, terrorist financing, or other illicit activity;

(j)	procedures for ongoing monitoring of customers, which shall include, at a minimum:

(i)	risk-based criteria establishing how often to conduct periodic reviews of customers;

(ii)	documented evidence of transactional analysis, including comparing expected, historical, and current activity, the source and use of funds, trends, and activity patterns; and

(iii)

documented critical analysis of all significant information in the file, including the identification of significant disparities, investigation of risk indicators and potentially suspicious activity, and well-supported conclusions.

(k)	procedures to enhance and expand reviews for high-risk and moderate-risk customers to ensure an appropriate review of customer activities and document the review;

(l)

procedures to document the removal of customers from high-risk status, including comprehensive documentation of the nature of the customer’s business, analysis of sources and uses of funds relative to the customer’s risk profile, assessment of consistency with industry practices, and approval by management responsible for customer risk ratings and transaction monitoring operations;

(m)	appropriate training to high-risk and moderate-risk customer program staff;

(n)	appropriate training to all Bank staff on the changes to the customer risk rating methodology;

(o)	procedures to ensure that customer risk ratings are appropriately incorporated into the Bank’s money laundering, terrorist financing and other illicit financial activity risk assessment; and

(p)	a quality control process to ensure CDD policies and procedures are adhered to.

ARTICLE XIII

SUSPICIOUS ACTIVITY IDENTIFICATION, EVALUATION, AND REPORTING

(1) Within one-hundred twenty (120) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall develop and implement an effective suspicious activity monitoring and reporting program to ensure the timely and appropriate identification, review, and disposition of unusual activity, and the filing of SARs consistent with 12 C.F.R. § 21.11 (“Suspicious Activity Review Program”). Refer to the FFIEC Bank Secrecy Act/Anti-Money Laundering Examination Manual: “Suspicious Activity Report – Overview” (Rev. Feb. 2015).

(2) The Bank’s Suspicious Activity Review Program shall include, at a minimum:

(a)

policies and procedures for identifying, evaluating, and reporting suspicious activity, known or suspected violations of Federal law, violations of the BSA, terrorist financing and other illicit financial activity, or suspicious transactions related to potential money laundering activity across all lines of business, including suspicious activity relating to the opening of new accounts, the monitoring of current accounts, and transactions through the Bank;

(b)	standards for dispositioning different types of alerts that are reasonable, communicated in writing to relevant staff, and are adhered to by Bank staff;

(c)	requirements for the BSA Department staff to consider appropriate CDD information when conducting alert reviews and suspicious activity investigations;

(d)	requirements for the maintenance of adequate documentation to support the disposition of alerts and case investigations;

(e)	procedures for an effective SAR decision-making process that require documenting individual decisions on whether to file SARs and key facts supporting each decision to not file a SAR;

(f)

procedures to ensure SARs are filed timely, completely, accurately, and in accordance with 12 C.F.R. § 21.11 and FinCEN’s filing instructions, with a sufficient description of the suspicious activity and the basis for filing;

(g)	procedures for reporting continuing suspicious activity and when to escalate issues or problems to the Board or Bank management identified as the result of repeat SAR filings on customers or accounts;

(h)

procedures to ensure that the Bank’s monitoring systems apply appropriate rules, thresholds and filters for monitoring transactions, accounts, customers, products, services, and geographic areas commensurate with the Bank’s BSA/AML risk profile that include:

(i)	an analysis of rules, threshholds, and filters established by the Bank;

(ii)

identification of areas or transactions outside of the automated monitoring system’s analysis and implementation of manual processes to ensure the Bank timely identifies and addresses potential suspicious activity not reviewed by an automated system;

(iii)	validation of the data inputs for any automated systems, which shall include inputs from all products, services, and transactions;

(iv)	periodic testing and monitoring of rules, thresholds, and filters to ensure they remain commensurate with the Bank’s BSA/AML risk profile;

(v)	documentation supporting the Bank’s methodology for establishing and adjusting rules, thresholds and filters and requirements that this documentation is maintained and available for review; and

(vi)	requirements that any changes to rules, thresholds, and filters are approved at the senior management level and reported to the Board;

(i)	procedures to ensure insider-related SARs are filed timely, completely, and accurately, with a sufficient description of the suspicious activity and the basis for filing;

(j)

processes for ongoing and periodic, risk-based independent validation of models and rules, thresholds, filters and other settings used on systems to monitor for suspicious activity, including factors for developing a customer risk profile, to ensure that all accounts and transactions are captured, and the systems are adequate to detect potentially suspicious activity;

(k)

policies and procedures for investigating and responding to transactions identified as posing greater than normal risk for noncompliance with the BSA with well-documented dispositions of alerts from any source, including, but not limited to, an automated monitoring system, Bank employee referrals, and law enforcement inquiries;

(l)

processes for developing adequate documentation and prompt reporting of validation findings and prompt resolution of deficiencies identified during model validation. Refer to “Supervisory Guidance on Model Risk Management,” April 11, 2011 (OCC Bulletin 2011-12); “Bank Secrecy Act/Anti-Money Laundering: Interagency Statement on Model Risk Management for Bank Systems Supporting BSA/AML Compliance,” April 12, 2021 (OCC Bulletin 2021-19); and the “Model Risk Management” booklet of the Comptroller’s Handbook for more information;

(m)	a quality assurance process to review SARs for accuracy and completeness;

(n)	processes and procedures to ensure personnel are held accountable for the identification, investigation, and reporting of suspicious activities that occur;

(o)	risk-based processes and procedures to ensure the Board is timely notified of SAR filings; and

(p)

a requirement that any backlogs in the suspicious activity monitoring and reporting program are promptly reported to the Board and management, in writing, for resolution. Copies of that written notification shall be forwarded to the Examiner-in-Charge no later than ten (10) days after its issuance to the Board. Documentation addressing the cause, detection, and resolution of any backlog of alerts in the automated monitoring program shall be made immediately available to the Examiner-in-Charge upon request.

ARTICLE XIV

BSA/AML INDEPENDENT TESTING

(1) Within one-hundred twenty (120) days of the effective date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall develop and implement an effective BSA/AML independent testing program (“BSA/AML Audit Program”) to test the Bank’s compliance with the BSA, relative to its risk profile, and the overall adequacy of the Bank’s BSA/AML Program. Refer to the FFIEC Bank Secrecy Act/Anti-Money Laundering Examination Manual: “BSA/AML Independent Testing” (Rev. March 2020) and the “Internal and External Audits” booklet of the Comptroller’s Handbook.

(2) The BSA/AML Audit Program shall address and determine, at a minimum, whether:

(a)	the Bank’s BSA/AML Program is effective and the Bank is in compliance with BSA regulatory requirements;

(b)	the Bank’s money laundering, terrorist financing and other illicit financial activity risk assessment adequately captures its risk profile;

(c)	the Bank’s policies and procedures are reasonably designed to achieve compliance with the BSA and its implementing regulations;

(d)	the policies, procedures, and processes for BSA/AML compliance are appropriate for the Bank’s risk profile;

(e)	the Bank adheres to its policies, procedures, and processes for BSA/AML compliance;

(f)	the Bank’s overall process for identifying and reporting suspicious activity is adequate to comply with regulatory requirements;

(g)	the Bank’s information technology sources, systems, and processes used to support the BSA/AML Program are adequate;

(h)	BSA/AML training is provided for appropriate personnel, tailored to specific functions and positions, and includes supporting documentation; and

(i)	management is taking appropriate and timely action to address any deficiencies previously noted by audit staff.

(3) The BSA/AML Audit Program shall develop risk assessment and planning processes which clearly document AML risk. The risk assessment and planning shall document the rationale for the products, services, and customers which are impacting the quantity and quality of the risk.

(4) Management shall require prompt reporting, no less than quarterly, of all deficiencies in BSA/AML processes and controls identified through the BSA/AML Audit Program to the Bank’s Board or BSA/AML Audit Committee, and to senior management. The reports shall indicate the severity of the deficiencies, the risks, and the required corrective actions. The Board or BSA/AML Audit Committee shall ensure that management takes prompt action to remedy deficiencies cited in audit reports and that the BSA/AML Audit Program reviews and validates corrective action promptly.

ARTICLE XV

SUSPICIOUS ACTIVITY REVIEW LOOK-BACK

(1) Within sixty (60) days of the date of this Order, or as otherwise specified in the BSA/AML Action Plan for which the OCC has provided its no supervisory objection, the Bank shall submit to the Examiner-in-Charge, for review and prior written determination of no supervisory objection, the name, qualifications, and engagement terms of a proposed independent, third-party consultant (“SAR Look-Back Consultant”) to conduct a review and provide a written report on the Bank’s suspicious activity monitoring, investigation, decisioning, and reporting (“SAR Look-Back”). The submission shall include a proposed scope and timeline for completion of the SAR Look-Back that address the requirements of paragraphs (2), (3), and (4) of this Article. The Bank’s submission shall address in detail the consultant’s specialized expertise in BSA/AML. Refer to “Use and Review of Independent Consultants in Enforcement Actions: Guidance for Bankers,” Nov. 12, 2013 (OCC Bulletin 2013-33).

(2) The purpose of the SAR Look-Back is to determine whether SARs should be filed for any previously unreported suspicious activity, including cases in which the BSA Officer or staff identified suspicious activity but failed to adequately support a decision not to file a SAR, and to review the quality and accuracy of previous SAR filings to determine whether corrections or amendments are necessary to ensure that the suspicious activity identified was accurately reported in accordance with 12 C.F.R. § 21.11, and to identify any transactions that represent excessive BSA/AML risk.

(3) The SAR Look-Back Consultant shall facilitate the updating of the due diligence information for existing moderate-and high-risk customers identified during the SAR Look-Back. The SAR Look-Back Consultant, or the Independent Consultant performing the BSA/AML program assessment pursuant to Article V of this Order, shall facilitate the remediation of any known errors, or errors identified during the BSA/AML Program assessment pursuant to Article V of this Order, in the Bank’s entire customer base, to establish an accurate customer risk profile that provides for ongoing monitoring and ensures the Bank understands the nature and purpose of the customer relationship.

(4) The scope of the SAR Look-Back shall be determined in writing by the Examiner-in-Charge.

(5) Within thirty (30) days following receipt of the Examiner-in-Charge’s written determinations of no supervisory objection to the proposed SAR Look-Back Consultant and the scope and timeline for completion of the consultant’s review, the Board shall enter into a written agreement with the consultant, consistent with the requirements of this Article, to conduct the SAR Look-Back. The proposed written agreement, and any proposed amendments to it, shall be submitted to the Examiner-in-Charge for review and prior written determination of no supervisory objection. Upon execution, a copy of that written agreement, and any subsequent amendments thereto, shall be provided to the Examiner-in-Charge.

(6) Upon execution of the written agreement with the Look-Back Consultant, Bank management, subject to Board review and ongoing monitoring, shall timely provide all information requested by the consultant.

(7) Within thirty (30) days of completion of the SAR Look-Back, the Look-Back Consultant shall provide the Board with a written report that addresses:

(a)	the analytical techniques, tools, methodologies, factors, and other considerations used by the consultant in conducting the SAR Look-Back;

(b)	the process that the consultant used for investigating customers, accounts, and transactions;

(c)	the number and types of customers, accounts, and transactions that the consultant reviewed;

(d)	a list of the customers for which the consultant facilitated the updating of due diligence information, remediation of errors, or establishment of an accurate customer risk profile;

(e)	a list of the customers, accounts, and transactions that the consultant concluded require additional investigation;

(f)	a list of any SARs that the consultant has recommended that the Bank should file for any previously unreported suspicious activity;

(g)	a list of existing SARs that the consultant has recommended the Bank should correct or amend;

(h)

a list of customers, accounts, and transactions where, contrary to the consultant’s recommendation, the Bank determined not to file a SAR or to amend existing SAR filings, and the reasons provided for that decision;

(i)

a list of customers whose activity the consultant concluded reflect excessive BSA/AML risk for the Bank, or where the Bank did not appropriately consider the impact of the customer activity on the customer risk profile; and

(j)	any corrective actions that the consultant recommends to the Bank.

(8) When providing the written report to the Board, the SAR Look-Back Consultant shall, at the same time, directly provide a copy of the written report of the findings and recommendations from the SAR Look-Back to the Examiner-in-Charge. All supporting materials and work papers associated with the SAR Look-Back shall be made available to the OCC upon written request.

(9) Based upon the results of the SAR Look-Back, the OCC, at its sole discretion, may expand the scope of the SAR Look-Back, either in terms of the subjects to be addressed, or the time period(s) to be covered, or both (“Supplemental SAR Look-Back”). The Supplemental SAR Look-Back shall be carried out in a manner consistent with other requirements of this Article.

ARTICLE XVI

ACCOUNTABILITY FOR EMPLOYEES INVOLVED IN MISCONDUCT

(1) The Bank shall not in the future directly or indirectly retain any individual as an officer, employee, agent, consultant, or contractor of the Bank who, based on the investigative record compiled by the Bank or U.S. authorities: (i) participated in the misconduct described in the findings of Article II this Order; (ii) was subject to formal disciplinary action as a result of any internal disciplinary review or performance review in connection with the findings in Article II of this Order; or (iii) either separated from the Bank or any affiliate thereof or had their employment terminated in connection with the findings of Article II of this Order.

(2) Within thirty (30) days of the effective date of the Order, the Bank shall submit to the Examiner-in-Charge, for prior written determination of no supervisory objection by the Examiner-in-Charge, policies, procedures, and reporting requirements for ensuring compliance with this Article (“Employee Accountability Plan”). On a quarterly basis, the Bank shall submit a written attestation by the Bank’s senior executive officer overseeing human resources that the Bank is in compliance with this Article to the Examiner-in-Charge.

(3) The Bank shall fully cooperate with and provide any requested substantial assistance to the OCC and other federal agencies, including, but not limited to, the provision of information, testimony, documents, records, and other tangible evidence and perform analyses as directed by the OCC or other federal agencies to the extent necessary in connection with any individuals who are or were institution-affiliated parties of the Bank.

(4) For purposes of clarity and not limitation, substantial assistance as used in this Order means the Bank will use its best efforts, as determined by the OCC, to make available for interviews or testimony, as requested by the OCC, present or former officers, directors, employees, agents, and consultants of the Bank. This obligation includes, but is not limited to, sworn testimony in response to administrative subpoena as well as interviews with regulatory authorities. Cooperation under this paragraph shall also include identification of witnesses who, to the Bank’s knowledge, may have material information regarding the matters under review.

ARTICLE XVII

GENERAL BOARD RESPONSIBILITIES

(1) The Board shall ensure that the Bank has timely adopted and implemented all corrective actions required by this Order, and shall verify that the Bank adheres to the corrective actions and they are effective in addressing the Bank’s deficiencies that resulted in this Order.

(2) In each instance in which this Order imposes responsibilities upon the Board, it is intended to mean that the Board shall:

(a)	authorize, direct, and adopt corrective actions on behalf of the Bank as may be necessary to perform the obligations and undertakings imposed on the Board by this Order;

(b)	ensure the Bank has sufficient processes, management, personnel, control systems, and corporate and risk governance to implement and adhere to all provisions of this Order;

(c)	require that Bank management and personnel have sufficient training and authority to execute their duties and responsibilities pertaining to or resulting from this Order;

(d)	hold Bank management and personnel accountable for executing their duties and responsibilities pertaining to or resulting from this Order;

(e)	require appropriate, adequate, and timely reporting to the Board by Bank management of corrective actions directed by the Board to be taken under the terms of this Order; and

(f)	address any noncompliance with corrective actions in a timely and appropriate manner.

ARTICLE XVIII

WAIVERS

(1) The Bank, by executing and consenting to this Order, waives:

(a)	any and all rights to the issuance of a Notice of Charges pursuant to 12 U.S.C. § 1818;

(b)	any and all procedural rights available in connection with the issuance of this Order;

(c)	any and all rights to a hearing and a final agency decision pursuant to 12 U.S.C. § 1818 and 12 C.F.R. Part 19;

(d)	any and all rights to seek any type of administrative or judicial review of this Order;

(e)

any and all claims for fees, costs, or expenses against the OCC, or any of its officers, employees, or agents related in any way to this enforcement matter or this Order, whether arising under common law or under the terms of any statute, including, but not limited to, the Equal Access to Justice Act, 5 U.S.C. § 504 and 28 U.S.C. § 2412;

(f)

any and all rights to assert these proceedings, the consent to and/or the issuance of this Order, as the basis for a claim of double jeopardy in any pending or future proceedings brought by the United States Department of Justice or any other governmental entity; and

(g)	any and all rights to challenge or contest the validity of this Order.

ARTICLE XIX

OTHER PROVISIONS

(1) As a result of this Order, the Bank is not:

(a)

precluded from being treated as an “eligible bank” for the purposes of 12 C.F.R. Part 5, unless the Bank fails to meet any of the requirements contained in subparagraphs (1) – (4) of 12 C.F.R. § 5.3, Definitions, Eligible bank or eligible savings association, or is otherwise informed in writing by the OCC;

(b)

subject to the restrictions in 12 C.F.R. § 5.51 requiring prior notice to the OCC of changes in directors and senior executive officers or the limitations on golden parachute payments set forth in 12 C.F.R. Part 359, unless the Bank is otherwise subject to such requirements pursuant to 12 C.F.R. § 5.51(c)(7)(i) and (iii); and

(c)

precluded from being treated as an “eligible bank” for the purposes of 12 C.F.R. Part 24, unless the Bank fails to meet any of the requirements contained in 12 C.F.R. § 24.2(e)(1)-(3) or is otherwise informed in writing by the OCC.

(2) This Order supersedes all prior OCC communications issued pursuant to 12 C.F.R. §§ 5.3, 5.51(c)(7)(ii), and 24.2(e)(4).

ARTICLE XX

CLOSING

(1) This Order is a settlement of the cease and desist proceedings against the Bank contemplated by the OCC, based on the unsafe or unsound practices and/or violations described in the Comptroller’s Findings set forth in Article II of this Order. The OCC releases and discharges the Bank from all potential liability for a cease and desist order that has been or might have been asserted by the OCC based on the practices and/or violations described in Article II of this Order, to the extent known to the OCC as of the effective date of this Order. The OCC expressly reserves its right to assess civil money penalties or take other enforcement actions if the OCC determines that the Bank has continued, or failed to correct, the practices and/or violations described in Article II of this Order or that the Bank otherwise is violating or has violated this Order. These actions could include additional requirements and restrictions, such as: (a) requirements that the Bank make or increase investments, acquire or hold additional capital or liquidity, or simplify or reduce its operations, or (b) restrictions on the Bank’s growth, business activities, or payment of dividends.

(2) Nothing in this Order shall prevent the OCC from:

(a)	instituting enforcement actions other than a cease and desist order against the Bank based on the Comptroller’s Findings set forth in Article II of this Order;

(b)

instituting enforcement actions against the Bank based on any other findings, including if the OCC determines that the Bank has continued, or failed to correct, the practices and/or violations described in Article II of this Order or that the Bank otherwise is violating or has violated this Order;

(c)

instituting enforcement actions against institution-affiliated parties (as defined by 12 U.S.C. § 1813(u)) based on the Comptroller’s Findings set forth in Article II of this Order, or any other findings; or

(d)

utilizing the Comptroller’s Findings set forth in Article II of this Order in future enforcement actions against the Bank or its institution-affiliated parties to establish a pattern or the continuation of a pattern.

(3) Nothing in this Order is a release, discharge, compromise, settlement, dismissal, or resolution of any actions, or in any way affects any actions that may be or have been brought by any other representative of the United States or an agency thereof, including, without limitation, the United States Department of Justice.

(4) This Order is:

(a)	a “cease-and-desist order issued upon consent” within the meaning of 12 U.S.C. § 1818(b);

(b)	a “cease-and-desist order which has become final” within the meaning of 12 U.S.C. § 1818(e);

(c)	an “order issued with the consent of the depository institution” within the meaning of 12 U.S.C. § 1818(h)(2);

(d)	an “effective and outstanding . . . order” within the meaning of 12 U.S.C. § 1818(i)(1); and

(e)	a “final order” within the meaning of 12 U.S.C. § 1818(i)(2) and (u).

(5) This Order is effective upon its issuance by the OCC, through the Comptroller’s duly authorized representative. Except as otherwise expressly provided herein, all references to “days” in this Order shall mean calendar days and the computation of any period of time imposed by this Order shall not include the date of the act or event that commences the period of time.

(6) The provisions of this Order shall remain effective except to the extent that, and until such time as, such provisions are amended, suspended, waived, or terminated in writing by the OCC, through the Comptroller’s duly authorized representative. If the Bank seeks an extension, amendment, suspension, waiver, or termination of any provision of this Order, the Board or a Board-designee shall submit a written request to the Deputy Comptroller asking for the desired relief and submit a copy to the Examiner-in-Charge. Any request submitted pursuant to this paragraph shall include a statement setting forth in detail the circumstances that warrant the desired relief or prevent the Bank from complying with the relevant provision(s) of the Order, and shall be accompanied by relevant supporting documentation. The OCC’s decision concerning a request submitted pursuant to this paragraph, which will be communicated to the Board in writing, is final and not subject to further review.

(7) The Bank will not be deemed to be in compliance with this Order until it has adopted, implemented, and adhered to all of the corrective actions set forth in each Article of this Order; the corrective actions are effective in addressing the Bank’s deficiencies; and the OCC has verified and validated the corrective actions. An assessment of the effectiveness of the corrective actions requires sufficient passage of time for the Bank to demonstrate the sustained effectiveness of the corrective actions.

(8) This Order is not a contract binding on the United States, the United States Treasury Department, the OCC, or any officer, employee, or agent of the OCC and neither the Bank nor the OCC intends this Order to be a contract.

(9) Each citation, issuance, or guidance referenced in this Order includes any subsequent citation, issuance, or guidance that replaces, supersedes, amends, or revises the referenced cited citation, issuance, or guidance.

(10) This Order applies to the Bank and all its subsidiaries.

(11) No separate promise or inducement of any kind has been made by the OCC, or by its officers, employees, or agents, to cause or induce the Bank to consent to the issuance of this Order.

(12) All reports, plans, or programs submitted to the OCC pursuant to this Order shall be forwarded, via email, to the following:

Examiner-in-Charge, or other such designees as determined by the Examiner-in-Charge.

(13) The terms of this Order, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements, or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller as his duly authorized representative, has hereunto set his signature on behalf of the Comptroller.

//s// Digitally Signed, Dated: 2024.10.09
Kevin J. Greenfield	Date
Acting Deputy Comptroller
Large Bank Supervision

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of TD Bank, N.A. have hereunto set their signatures on behalf of the Bank.

/s/	10/08/2024
Leo Salom	Date

/s/	10/08/2024
Mark Chauvin	Date

/s/	10/08/2024
Ayman Antoun	Date

/s/	10/08/2024
Amy Brinkley	Date

/s/	10/08/2024
Teri Currie	Date

/s/	10/08/2024
Stanley Grayson	Date

/s/	10/08/2024
Maryann Kennedy	Date

/s/	10/08/2024
Dana Levenson	Date

/s/	10/08/2024
Alan MacGibbon	Date

/s/	10/08/2024
Natica von Althann	Date

/s/	10/08/2024
Mary Winston	Date

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of TD Bank USA, N.A. have hereunto set their signatures on behalf of the Bank.

/s/	10/08/2024
Leo Salom	Date

/s/	10/07/2024
Mark Chauvin	Date

/s/	10/07/2024
Ayman Antoun	Date

/s/	10/07/2024
Amy Brinkley	Date

/s/	10/07/2024
Teri Currie	Date

/s/	10/08/2024
Stanley Grayson	Date

/s/	10/07/2024
Maryann Kennedy	Date

/s/	10/07/2024
Dana Levenson	Date

/s/	10/07/2024
Alan MacGibbon	Date

/s/	10/08/2024
Natica von Althann	Date

/s/	10/08/2024
Mary Winston	Date